EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 27, 2025	March 29, 2025
Assets
Current assets:
Cash and cash equivalents	$2,172	$1,509
Accounts receivable and other receivables	5,774	6,608
Inventories	123,461	116,277
Prepaids and other current assets	1,913	2,072

Total current assets	133,320	126,466
Long-term receivables	1,372	1,084
Equity investment in joint venture	6,487	5,169
Property and equipment	24,936	25,380
Operating lease right-of-use assets	43,677	34,964
Intangible assets and other assets	2,725	3,017
Goodwill	677	—

Total non-current assets	79,874	69,614

Total assets	$213,194	$196,080

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Bank indebtedness	$73,513	$73,630
Accounts payable	56,947	58,114
Accrued liabilities	7,490	6,053
Current portion of long-term debt	4,959	4,860
Current portion of operating lease liabilities	9,215	6,929

Total current liabilities	152,124	149,586
Long-term debt	35,514	21,374
Long-term portion of operating lease liabilities	43,772	38,629
Other long-term liabilities	2,319	4,502

Total long-term liabilities	81,605	64,505
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,876,717	42,854	42,854
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,719	19,719
Accumulated deficit	(140,853)	(138,295)
Accumulated other comprehensive (loss) income	(10)	(44)

Total stockholders’ equity (deficiency)	(20,535)	(18,011)

Total liabilities and stockholders’ equity (deficiency)	$213,194	$196,080

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

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